UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

PLBY Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

72814P109
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72814P109	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSONS
Drawbridge Special Opportunities Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,157,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,157,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 72814P109	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSONS
Drawbridge Special Opportunities Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,157,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,157,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72814P109	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSONS
Drawbridge Special Opportunities GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,157,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,157,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72814P109	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,157,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,157,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72814P109	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSONS
Fortress Principal Investment Holdings IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,157,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,157,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 72814P109	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,157,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,157,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 72814P109	SCHEDULE 13D	Page 8 of 10

1	NAME OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,157,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,157,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 72814P109	SCHEDULE 13D	Page 9 of 10

1	NAME OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,157,109

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,157,109

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,157,109

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1. Security and Issuer.
This Amendment No.1 (this “Amendment”) to Schedule 13D amends the Schedule 13D originally filed on March 3, 2021 (the “Original Schedule 13D”) and relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of PLBY Group, Inc., a Delaware corporation (the “Issuer”). Disclosure Items set forth in the Original Schedule 13D shall remain in effect, except to the extent expressly amended hereby and (as modified herein) are incorporated into such Original Schedule 13D filing. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning ascribed to them in the Original Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.
(a) and (b)
After giving effect to the transactions described in Item 5(c) below, each of the Reporting Persons may be deemed to beneficially own and share the power to vote and dispose of 3,157,109 shares of Common Stock, which represents 9.3% of the Common Stock outstanding.

All percentages of Common Stock outstanding contained herein are based on 33,808,956 shares of Common Stock outstanding, as of May 12, 2021, as reported in the Issuer’s Form 10-Q, filed on May 13, 2021.

(c)  Except as set forth in Schedule A attached hereto, the Reporting Persons had no transactions in shares of the Common Stock during the 60 days preceding the date of filing this Amendment. All of the transactions set forth on Schedule A were effected in the ordinary course of business of DBSO in open market transactions.

(d)          No person other than DBSO is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: June 3, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

	By:	Drawbridge Special Opportunities GP LLC, its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: June 3, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: June 3, 2021	DRAWBRIDGE SPECIAL OPPORTUNITIES GP LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Authorized Signatory

Dated: June 3, 2021	FIG LLC

	By:	Fortress Operating Entity I LP, its sole managing member
	By:	FIG Corp., its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: June 3, 2021	FORTRESS PRINCIPAL INVESTMENT HOLDINGS IV LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: June 3, 2021	FORTRESS OPERATING ENTITY I LP

	By:	FIG Corp., its general partner

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: June 3, 2021	FIG CORP.

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

Dated: June 3, 2021	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ Daniel N. Bass
	Name:	Daniel N. Bass
	Title:	Chief Financial Officer

SCHEDULE A

Date	Number of Shares Sold	Price Per Share($) (1)(2)
5/26/2021	21,696	$42.2482(3)
5/26/2021	59,454	$43.1488(4)
5/26/2021	1,350	$43.6559(5)
5/27/2021	15,130	$42.9422(6)
5/27/2021	59,034	$43.6638(7)
5/27/2021	32,877	$44.6337(8)
5/27/2021	425	$45.3566(9)
5/28/2021	6,593	$45.1396(10)
5/28/2021	76,210	$45.9396(11)
5/28/2021	26,618	$47.0320(12)
5/28/2021	39,397	$47.7631(13)
5/28/2021	4,500	$48.7620(14)
6/1/2021	63,068	$42.6574(15)
6/1/2021	50,960	$43.3170(16)
6/1/2021	7,066	$44.2774(17)
6/1/2021	3,715	$45.4026(18)

(1) Excludes commissions and other execution-related costs.
(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.
(3) Reflects a weighted average sale price of $42.2482 per share, at prices ranging from $42.61 to $43.59 per share.
(4) Reflects a weighted average sale price of $43.1488 per share, at prices ranging from $43.62 to $43.71 per share.
(5) Reflects a weighted average sale price of $43.6559 per share, at prices ranging from $42.27 to $43.26 per share.
(6) Reflects a weighted average sale price of $42.9422 per share, at prices ranging from $43.27 to $44.265 per share.
(7) Reflects a weighted average sale price of $43.6638 per share, at prices ranging from $44.27 to $45.245 per share.
(8) Reflects a weighted average sale price of $44.6337 per share, at prices ranging from $45.28 to $45.385 per share.
(9) Reflects a weighted average sale price of $45.3566 per share, at prices ranging from $44.46 to $45.45 per share.
(10) Reflects a weighted average sale price of $45.1396 per share, at prices ranging from $45.455 to $45.45 per share.
(11) Reflects a weighted average sale price of $45.9396 per share, at prices ranging from $46.455 to $47.45 per share.
(12) Reflects a weighted average sale price of $47.0320 per share, at prices ranging from $46.455 to $47.45 per share.
(13) Reflects a weighted average sale price of $47.7631 per share, at prices ranging from $47.46 to $48.50 per share.
(14) Reflects a weighted average sale price of $48.7620 per share, at prices ranging from $48.58 to $49.17 per share.
(15) Reflects a weighted average sale price of $42.6574 per share, at prices ranging from $42.02 to $43.01 per share.
(16) Reflects a weighted average sale price of $47.0320 per share, at prices ranging from $43.02 to $44.01 per share.
(17) Reflects a weighted average sale price of $47.7631 per share, at prices ranging from $44.02 to $44.945 per share.
(18) Reflects a weighted average sale price of $48.7620 per share, at prices ranging from $45.07 to $45.88 per share.